UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FOREST OIL CORPORATION
Full Name of Registrant

N/A
Former Name if Applicable

707 17th Street, Suite 3600
Address of Principal Executive Office (Street and Number)

Denver, CO  80202
City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a).	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b).
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filled on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c).	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed by the Registrant in Item 8.01 of its Current Report on Form 8-K filed with the Securities and Exchange Commission on August 11, 2014, the Public Company Accounting Oversight Board conducted an inspection of Ernst & Young LLP’s (“EY”) audits of the Registrant’s financial statements included in, and the Registrant’s internal control over financial reporting with respect to, the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2013.  Following this inspection, EY requested a reevaluation of certain previously-identified deficiencies in the Registrant’s Information Technology General Controls (“ITGCs”) around the accounting software system and the adequacy of the related compensating review controls, as well as the precision and specificity to which these review controls were executed and documented. Specifically, EY questioned the reliance of the compensating review controls on the accounting software system where the identified ITGC deficiencies orginated. Following extensive consultation with EY and other outside advisers, the Registrant’s management has now concluded that its compensating review controls did not adequately compensate for the identified ITGC deficiencies, and therefore each of the identified ITGC and compensating review control deficiencies each represent a “material weakness” in internal control over financial reporting.  Because the identified material weaknesses relate to the Registrant's accounting software system which is critical in the Registrant’s preparation of financial statements, EY and the Registrant are performing additional testing of the Registrant’s internal control over financial reporting as of December 31, 2013, and the Registrant’s financial statements for each of the three years in the period ended December 31, 2013.   As a result, EY will be unable to complete a timely review of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Victor A. Wind	303	812 -1631
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 11, 2014, the Registrant issued a press release announcing certain financial results for the quarter and six months ended June 30, 2014. A copy of the Registrant’s press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The financial results set forth in such press release may be subject to change as described in the release.

Forest Oil Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 11, 2014	By:	/s/ Victor A. Wind
Victor A. Wind
Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS FILED ON THIS FORM 12b-25

Exhibit	Description

99.1	Forest Oil Corporation earnings release dated August 11, 2014.